NEWS REALEASE TSX: KL

Kirkland Lake Gold Announces OTCQX Ticker Symbol Change to KLGDF

Toronto, Ontario – January 19, 2017 – Kirkland Lake Gold Ltd. (“KL Gold or the “Company”) (TSX: KL) announces that FINRA has approved a change in the Company’s stock symbol trading on the OTC Markets. Effective today, January 19, 2017, the Company’s common shares will trade on the OTC Markets under the symbol “KLGDF” (OTCQX:KLGDF). The previous trading symbol was “NMKTF” (OTCQX:NMKTF).

There is no action required by current shareholders in connection with this change.

In addition, the Company announces that in connection with the completion of the merger between Kirkland Lake Gold Inc. and Newmarket Gold Inc., the Company has changed its auditor from PricewaterhouseCoopers LLP (“PwC”) to KPMG LLP. KPMG LLP was the auditor of Kirkland Lake Gold Inc. since March 31, 2010. PwC was the auditor of Newmarket Gold Inc. There are no reportable events between PwC and Newmarket Gold Inc. KL Gold wishes to thank PwC for their years of service to Newmarket Gold Inc.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd., is a new mid-tier gold producer targeting +500,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from three high grade, low-cost operations including the Macassa Mine Complex and the Taylor Mine located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. Kirkland’s solid base of quality assets is complemented by development and exploration projects, supported by a strong financial positon with extensive management and operational expertise.

For further information, please contact:
Kirkland Lake Gold Inc.
Toll Free: 1-866-384-2924
www.klgold.com

Tony Makuch, Chief Executive Officer, P.Eng
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, VP, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.